Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Legal and Regulatory Group

By Electronic Mail

April 19, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 13, 2021 The Nasdaq Stock Market (the "Exchange") received from ENTHUSIAST GAMING HOLDINGS INC. (the "Registrant") a copy of the Registrant's application on Form 40-F for the registration of the following securities:

Common Shares, no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts